Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

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         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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The following materials were presented to attendees at the
Del Monte Foods Company Presentation to Lenders on November 21, 2002

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Del Monte Foods Company (the “Company”) filed a preliminary proxy statement-prospectus concerning the proposed merger of Del Monte Corporation and the Heinz Businesses with the Securities and Exchange Commission (the “Commission”) on August 28, 2002. On November 19, 2002, the Company filed an amendment to the proxy statement-prospectus with the Commission. YOU ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED BUSINESS COMBINATION. You may obtain the proxy statement-prospectus and the other documents filed with the SEC free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain the proxy statement-prospectus and the other documents filed by the Company with the Commission by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382.

The Company and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the Company’s stockholders. A list of the names of those directors and executive officers and descriptions of their interests in the Company is contained in the Company’s proxy statement-prospectus filed with the Commission. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed merger with the Heinz Businesses by reading the proxy statement-prospectus.

This presentation contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about the pending merger with the Heinz Businesses and future financial operating results.

Factors relating to the pending merger of the Heinz Businesses that could cause actual results to differ materially from those described herein include, among others: the inability to obtain stockholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the failure to satisfy all of the other conditions of the transaction, including obtaining the necessary financing on reasonable terms or at all; the success of the business integration in a timely and cost-effective manner; the risk that the Company may incur liabilities as a result of the transaction that are currently unknown; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others: general economic and business conditions; weather conditions; energy costs and availability; crop yields; competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of the Company’s capability improvement program; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors.

These factors are described in more detail in the Company’s filings with the Commission, including its annual report on Form 10-K for the fiscal year ended June 30, 2002. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

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2

Del Monte Foods Company Presentation to Lenders November 2002

Introduction Tom Gibbons Confidential Information

Rick Wolford, Chief Executive Officer Dave Meyers, Chief Financial Officer Tom Gibbons, Senior Vice President and Treasurer Todd Lachman, Managing Director - Pet Products Don Binotto, Managing Director - Seafood Management Team

Agenda

Expect to close by year-end Transaction Update On June 13, Del Monte and Heinz announced a Reverse Morris Trust transaction whereby: Heinz will spin off certain businesses and $1.1Bn of debt in a tax- free spin-off The Heinz Businesses will merge with Del Monte Heinz shareholders will own 74.5% of the new company, Del Monte shareholders will own 25.5% S-4 submitted August 28; amended November 19 IRS private letter ruling expected within weeks Del Monte shareholders vote mid-December

Cash Sources and Uses (1) All Bank Financing Sources Revolving Credit Facility (2) $217.3 $217.3 Term Loans 1,050.0 750.0 Senior Secured Notes 300.0 300.0 Senior Subordinated Notes 0.0 300.0 Total Sources $1,567.3 $1,567.3 Uses Refinance Del Monte Revolver $114.1 $114.1 Refinance Del Monte Term Loan 288.8 288.8 Refinance Spinco Debt 1,100.0 1,100.0 Fees and Expenses 64.4 64.4 Total Uses $1,567.3 $1,567.3 New Subordinated Notes (1) Assumes December 31, 2002 closing (2) $350 million facility ($ in millions)

Pro Forma Debt (1) Del Monte Debt / Pro Forma Debt / Pro Forma Debt / Standalone EBITDA All Bank EBITDA Sr. Sub. Notes EBITDA ($ in millions) (1) Assumes December 31, 2002 closing (2) Pro forma LTM EBITDA with synergies LTM EBITDA (2) $161.2 $489.3 $489.3 Revolver $114.1 $217.3 $217.3 Existing Del Monte Term Loans 288.8 0.0 0.0 Term Loans 0.0 1,050.0 750.0 Senior Secured Notes 0.0 300.0 300.0 Total Senior Debt $402.9 2.5x $1,567.3 3.2x $1,267.3 2.6x New Senior Subordinated Notes 0.0 0.0 300.0 Existing Sr. Subordinated Notes 300.0 300.0 300.0 Total Debt $702.9 4.4x $1,867.3 3.8x $1,867.3 3.8x Average Senior Debt $383.1 2.4x $1,400.0 2.9x $1,100.0 2.2x Average Total Debt $683.1 4.2x $1,700.0 3.5x $1,700.0 3.5x

Strategic Rationale Rick Wolford

Transaction Overview Pro forma company will have revenues of approximately $3.1 billion and EBITDA of approximately $500 million Del Monte management will run the combined business, which will be headquartered in San Francisco Key management from Heinz will migrate to the combined company Certain operations will continue to be managed from Pittsburgh The Heinz Businesses include: Pet Food and Pet Snacks in U.S. and Canada U.S. StarKist Tuna U.S. retail Private Label Soup & College Inn Broth U.S. Infant Feeding

Stable, Diversified Product Base New Del Monte - Overview Tomatoes 11% Fruit 17% Seafood Vegetables Tomatoes Fruit Soup & Infant Feeding Pet Products 0.18 0.14 0.11 0.17 0.1 0.3 Vegetables 14% Soup and Infant Feeding 10% Pet Products 30% Seafood 18% Infant & Soup Seafood Pet Products 0.17 0.31 0.51 Heinz Businesses ($1.8Bn) Seafood 31% Pet Products 51% Soup and Infant Feeding 17% Vegetables Tomatoes Fruit 0.33 0.25 0.42 Del Monte ($1.3Bn) Vegetables 33% Tomatoes 25% Fruit 42% Pro forma New Del Monte FY02 Sales: $3.1 billion FY02 EBITDA: $487 million

Overview - New Del Monte Premier Mid-Cap Food Company Competitively well positioned in U.S. retail grocery market Leverages Del Monte's U.S. retail go-to-market platform Combination will enable full potential of entire portfolio to be realized, including under-performing businesses Seasoned management team

Competitively Well Positioned Leading Brands Soup and Infant Feeding $312 New Del Monte FY02 Sales $3,141 Del Monte Brands $1,324 Pet Products $935 Seafood $570 Focused portfolio of leading brands Branded expertise: 75% of sales branded, 2/3 as #1 brand share Center store merchandising scale Meal solutions - 2/3 of business Family promotion - entire line FY02 Sales

Diversified Product Base Across Multiple Attractive Categories Large and healthy dry grocery categories Important to retailers Fruit, Vegetables & Tomatoes Pet Foods Pet Snacks Tuna Soup Category Size ($Bn) $4.3 $11.5 $1.2 $1.1 $3.8 $0.9 Baby Food Source: IRI, Pet Food category from Pet Institute Study, BCC, Inc. and Pet Snack category from Heinz estimates Dollar Sales CAGR (1997-2001) Private Label Segment Growth LTM Tuna Category Growth Competitively Well Positioned

$ in billions Dole Hormel Interstate Bakeries New Del Monte McCormick Fresh Del Monte Flowers Dreyers Old Del Monte Smuckers Ralcorp 4.526 4.366 3.571 3.1 2.336 2.024 1.673 1.394 1.3 1.333 1.257 Dole Hormel Interstate Bakeries New Del Monte McCormick Fresh Del Monte Flowers Foods Dreyers Old Del Monte Ralcorp Smuckers (1) Estimates from Morgan Stanley and Wall Street equity research for CY02 (2) Median projected EBITDA margin, calendarized. Peers include: Dole, Hormel, Interstate Bakeries, McCormick, Fresh Del Monte, Flowers Foods, Dreyer's, Smucker's and Ralcorp Del Monte Standalone New Del Monte Pro Forma Peer Average 12.1 15.5 9.7 Del Monte Standalone New Del Monte Pro Forma Peer Average (2) .... with leadership in center-store Sales (1) FY02 EBITDA Margin Premier Mid Cap Food Company

Combination Strengthens Platform Leverages Go-To-Market Platform Well established sales, distribution and administrative infrastructure Similar business drivers leverage common management disciplines across all business units Platform strengthened through co-marketing leverage and operating synergies across all business units

DISTRIBUTION STRENGTH Core products 100% ACV US retail distribution system - all channels BRAND POWER In 8 out of 10 homes $1 billion brand Strong Branded Go-To-Market Platform #1 share in each business 5 years of market share gains Supply chain efficiency Efficient supply chain Low cost producer OPERATING EXPERTISE Leverages Go-To-Market Platform

1997 2002 0.096 0.213 1997 2002 0.2 0.228 1997 2002 0.377 0.432 Fruit Vegetables Solid Tomatoes Mkt. Share (Volume) 20% Price Premium vs Private Label 44% Price Premium vs Private Label 52% Price Premium vs Private Label Management Focused on Execution Source: ACNielsen SCANTRACK Shares as of 52 weeks ended 6/28/97 and 6/29/02 and premiums as of 6/29/02 Proven track record of share increases while increasing price premium over private label Mkt. Share (Volume) Mkt. Share (Volume) Proven Results Strengthen Del Monte Platform

Continued Commitment to Execute Focus on fundamentals Category management Vendor-managed inventory Supply chain efficiencies Promotion management Blocking and tackling Key part of Del Monte success in marketplace Increased share in each major category for 5 years Increased premium to private label in each major category

Del Monte Brands Pet Products Seafood Soup and Infant Feeding Del Monte Platform Re-invest in under-supported brands Innovate across businesses Reduce debt Improve margins Finance/Administration Sales Operations Marketing Services Strategy and Corporate Management Same Functionality - Increased Capacity Synergies Leveraging Del Monte's Scalable Infrastructure

Similar Business Drivers Go-To-Market Platform Marketplace execution Similar consumer demographics and demand drivers Comparable consumer programs and merchandising events Manufacturing Same process raw materials conversion to food products Same metrics, thru-put rates, yield efficiencies, Cap Ex analysis and production skills Supply chain Similar dry grocery freight and handling expertise Products warehouse customer

Combination Creates Powerful U.S. Retail Platform Go-To-Market Platform Leverageable, proven infrastructure Similar business drivers across all business units Operating expertise and leadership in each business unit Branded expertise across all business units Selling systems - broker-based - common Supply chain structure common Common customer base

Enhanced Resources Deployed Against Each Business Unit Combination Unlocks Full Potential Implement senior strategic focus against each business in portfolio Insure full potential realized Optimize underdeveloped strengths Reinvest in businesses and brands utilizing synergies resulting from merger Drive innovation - products and packaging Execute against fundamentals - block and tackle

Synergy Area Opportunity $50 million of annual synergies within 4 years Run Rate $MM Manufacturing Move outsourced soup production into Del Monte facilities Plant efficiencies and process improvements $12 Procurement Combined scale for packaging, fiber, labels, ingredients and indirects Leveraging Heinz's e-auction experience $10 Sales Reduced brokerage costs through consolidation $3 Distribution Reduction in transportation costs Distribution center and warehouse efficiencies Increased direct factory shipping $16 SG&A Improved efficiencies (e.g. combined systems) Utilize Del Monte corporate infrastructure $9 Significant, Achievable Synergies

High consumer awareness and responsiveness Increased media and consumer programs to drive awareness and trial Planned Significant Increase in Marketing Spending (1) FY04 versus FY02 Media spending increase from $15 million to $40 million Maximize Portfolio Performance

Del Monte new product history StarKist tuna pouch Innovative New Products and Packaging Nawsomes and Scooby Snacks Maximize Portfolio Performance

Experienced Management Team Strategic Rationale Seasoned strategic experience History of strong operating performance Experience in integrating new businesses Strong operating expertise Managing directors and teams Complete team and infrastructure in place Critical contrast with previous spin-offs

Key Initiatives Overview - New Del Monte Maintain stable base Del Monte business with growth from specific product segments and across all lines through innovation Implement strategy focused on core pet brands supported by increased resources Leverage value added Pouch to improve margins and reduce category volatility; continue supply chain upgrade Drive private label soup penetration Achieve synergies through integration

Business Overview Del Monte Brands Rick Wolford

(1) FY02 (2) Includes beans and specialty (3) Includes U.S. Exports and South America (4) Includes CMM #10, Military, Private Label, Government, Sundry Product and Channel Mix Net Sales: $1.3Bn (1) Grocery CMM Foodservice Int'l (3) Other (4) 62% 55% 9% 20% 10% 5% 7% 6% 12% 13% Fiscal 1996 Fiscal 2002 Net Sales ($ in millions) Channel Mix Product Mix Tomatoes 0.25 Fruit 0.42 Vegetables 0.33 Fruit 42% Vegetables 33% Tomatoes (2) 25% 6 Year CAGR CMM 25.1% Grocery 2.5% Del Monte Overview

Del Monte 10-Year Annual Category Categories Dollar Growth Position Total Category (1) ACNielsen Market Planner. Category data for FY01 (2) Represents share in solid tomato category Brand Power in Stable Categories (1) Stable Market Fundamentals

Mutually Beneficial Relationship with Leading Retailers Top 5 Retailers Fruit Vegetables Solid Tomatoes Manager Del Monte wins as retailers consolidate Category Del Monte Market Share Ahold USA, Inc. #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 #1 Strong Retailer Relationships

FY02 Accomplishments Integrated S&W Successful price increase - branded competition followed New product introductions Significantly reduced debt

FY03 Objectives National launch of Lite Fruit & Gel To-Go Regional launch of Fruit Naturals (plastic) Testing of 14.5 ounce re-sealable plastic line of tropical fruit National launch of Del Monte and S&W petite cut diced tomatoes National launch of Contadina Italian flavored diced line extensions Testing pull-tops across all categories Testing grocery promotional multi-packs New Products and Packaging Testing of vegetable family size and potato based lines

Strengthen #1 Share Positions FY03 Objectives Continued investment in maintaining the health of our categories and our leadership share position Category management Vendor Managed Inventory Targeted Hispanic and co-marketing programs New label graphics across all Del Monte branded fruit and canned tomato products New club packaging

Business Overview Pet Products Todd Lachman

Dog Food FY00 FY01 FY02 East 11.345347 11.65794 12.280001 Pet Consumables $ Sales - All Outlets FY00-FY02 Source: ACNielsen/Davenport All Outlets Pet Consumables Category $ Sales by Segment FY02 +2.8% +5.3% The pet consumables market is a $12 billion and growing business focused on the feeding and snacking of dogs and cats The category is comprised of 3 primary segments - Cat Food ($4.0MM), Dog Food ($6.4MM) and Snacks ($1.9MM) Cat Food Snacks The Pet Consumables Market (billions)

1994 1996 1998 2000 Cat 28.3 31.5 32.1 34.7 Dog 33.9 36.4 39.1 40 Both Dog & Cat 26.2 30 31.7 33.5 Percent of U.S. Households That Own Cat(s) or Dog(s) Source: APPMA National Pet Owners Study 1990 1992 1994 1996 1998 2000 Dog 53 53 54 58 63 68 Cat 61 63 59 66 64 73 Number of Dogs/Cats in U.S. Over 50% of all U.S. households own either a dog (40%) or cat (35%), with 33% owning both Pet ownership has steadily increased since the mid 90's Growing Pet Owning Population is a Key Driver Behind Market Growth (millions) Pet Population

Source: ACNielsen Consumer Factbook (1) Excludes supercenters (2) Excludes Wal-Mart Total Pet Channel Shift FY99 FY00 FY01 FY02 While grocery still represents 42% of pet category dollar sales, Wal-Mart has clearly emerged as "The Pet Category Growth Engine" 0% 10% 20% 30% 40% 50% Grocery (1) Mass (2) Wal-Mart Club Specialty Dollar All Other % Category Dollars 42% 5% 21% 6% 16% 2% 8% Customer Sales Migration

We are well developed in growing dry dog food, wet cat food and snacks segments Pounce Meaty Bone Jerky Treats Snausages Niche Brands Pup-Peroni Canine Carry Outs Chart 18 11 12 10 15 27 7 Pet Snacks (1) - Sales of $201MM Cat Dog Source: Heinz FY02 Financials (1) Including affiliate sales, excluding Specialty Pet revenue ($102.8MM) and Canadian revenue ($20.5MM) Other Branded Cat 9-Lives Private Label Cat Private Label Dog Kibbles 'n Bits Other Branded Dog Chart 1 36 13 13 22 15 Pet Food (1) - Sales of $621MM Cat Dry: 17% Wet: 83% Dog Dry: 74% Wet: 26% Pet Products Portfolio

Core Non-Core NSV 82.6 17.4 Source: Heinz FY02 Financials Four strategic core businesses (Snacks, 9Lives, Kibbles 'n Bits and Wal- Mart Private Label) compose a majority of sales and direct income Non-Core which has been a historical drain on profitability, now represents a very small percentage of the business Core Non-Core Direct Income 92.9 7.1 FY02 Net Sales FY02 Direct Income Portfolio Concentration

Nearly 90% of the net sales decline from FY00 to FY02 has been driven by the decline of non-core brands The key driver behind this sales decline is the absence of any marketing or merchandising support, and correlating distribution losses Conversely, the core businesses have held sales relatively flat over the same time period with 3.5% in FY02 FY00 FY01 FY02 Total 1021 851 822 Core 704 656 679 Non-core 317 195 143 Core Brands Kibbles 'n Bits 9Lives Snacks Wal-Mart P/L Non-Core Brands Gravy Train Skippy Reward Cycle Puss 'n Boots Tender Chops Amore Total (1) Including affiliate sales, excluding Specialty Pet revenue ($102.8MM) and Canadian revenue ($20.5MM) Core Versus Non-core Brands (1)

Purina One Purina Dog Chow Whiskas Purina Cat Chow Meow Mix Pedigree Fancy Feast Alpo Friskies Kibble 'n Bits Skippy Gravy Train Reward 9Lives 0.086 0.081 0.08 0.06 0.06 0.051 0.04 0.033 0.03 0.03 0.001 0.001 0.001 0 Due to their status as non-strategic brands, Heinz did not invest significantly in its pet food products, as evidenced in the below chart Comparative Media Spending (% of Sales) - FY97-FY99 Competitor's Brands Heinz Businesses' Brands Source: LNA Media Spend (97-99 average) AC Nielsen Sales (1999) Lack of Marketing Support

Issues Implications Decreased quality leading to loss of share Lack of innovation in Pet Foods Return to "best ever" quality levels Under-investment in Pet Products to release cash to core businesses Brands relaunched with increased marketing spend Complex SKU lineup and manufacturing matrix Brands repositioned based on palatability Inconsistent product positioning Consolidated manufacturing base and rationalized SKU lineup Pet Snacks innovation model applied to Pet Foods Business Issues and Implications

In FY03 We are Focused against Fixing the Fundamentals Fix the core Pet Products brand equities/profit drivers Products improved to best ever levels Drive the topline via new products Scooby Snacks at 5.9% share Fuel the topline via margin enhancement and working capital reduction Gross margin projected to improve significantly Block and tackle flawlessly Build a stronger and more energized organization Current Fiscal Year Strategies

Shares (Dollar) are Responding to the Increased Investment and Focus Source: ACNielsen Scantrack, latest period ending 9/28/02 Total US Food and Mass (less Wal-Mart) Kibbles 'n Bits 9Lives Canned Pup-Peroni Pounce Shares are Building Momentum as Planned

Basic Nutrition Palatability Super Premium Value/Private Label Market Segments 0.41 0.19 0.13 0.27 Larger, high-growth dry dog segment driving the category Dry dog category divided into four sub-categories: palatability, basic nutrition, private label and super premium High degree of switching between basic nutrition and palatability, which together account for 60% of dry dog category Products in all categories deliver 100% of nutritional requirements Dry Dog Market Segments Source: ACNielsen, As of August 3, 2002; based on volume 1990 1992 1994 1996 1998 2000 Dry 2.6 2.8 3.1 3.4 3.8 4.3 Snacks 1 1 1.1 1.2 1.3 1.4 Wet 1.4 1.5 1.4 1.3 1.3 1.3 Other 0.1 0.1 0.1 0.1 0.2 0.1 Dog Food Sales Source: Heinz Internal Estimates 3.4% CAGR Dry Snacks Wet $Bn 5.3% CAGR 4.5% CAGR (0.9)% CAGR Other (4.7)% CAGR Dog Food - Category Trends

Kibbles 'n Bits Purina Dog Chow Pedigree Purina ONE Kibbles 'n Chunks 95 81 72 65 56 Consumer Awareness Source: Business' Consumer Satisfaction Survey 2000 #1 dollar share in the Palatability dry dog food segment, and only major brand with a highly differentiated taste positioning Strong awareness in a category with a large degree of brand switching Sources volume not only from Palatability segment, but also from the larger segment of Basic Nutrition Drive top-of-mind awareness for Kibbles 'n Bits through increased media support Kibbles 'n Bits - Strong Brand Equity

Reinvestment in Marketing is Paying Off Grocery/Mass Consumption (Rolling Past 4-Weeks) (Volume in Cases) Kibbles 'n Bits Success

Situation Action Explore opportunities to further drive premium pricing behind stronger equity and value- added products Pricing is premium priced to palatability brands and basic nutrition brands Support at business-building levels and test the upside Spending is only at 13% net sales and only 5% SOV Drive taste to be more compelling and relevant to broader target Strong taste positioning and 95% awareness Product is perceived as great-tasting and out feeds key competition 2-1, but brand has lacked major product innovation Trumpet bolder superiority claims and introduce new products that drive taste superiority Kibbles 'n Bits Plan

1990 1992 1994 1996 1998 2000 Dry 1 1.2 1.3 1.5 1.7 1.9 Wet 0.9 1 1.2 1.3 1.5 1.7 2.1 2.3 2.5 2.8 3.5 3.6 Cat Food Sales Source: Heinz Internal Estimates 5.7% CAGR Wet Dry $Bn 6.0% CAGR 6.1% CAGR Wet Cat has comprised over half the cat food category and has consistently experienced strong growth over the last 10 years 2.1 2.3 2.5 2.8 3.5 3.6 Cat Food - Category Trends

One of the most recognized cat food brands, 9Lives has a 15% dollar share of the wet cat food segment Commitment to taste positioning delivers on core consumer requirements, as taste is consistently rated as the top attribute for cat food Key focus area is to put quality back into the product, increase price behind the quality and communicate to the consumer Fancy Feast 9Lives Friskies Whiskas Alpo 95 92 92 82 72 Consumer Awareness Source: Business's Consumer Satisfaction Survey 2000 9Lives - Leading Share With Strong Equity

Drive conversion to singles, invest in packaging upgrades such as enhanced graphics and smooth pull Develop a continuous new products replenishment strategy for 5.5 oz. to minimize GDP loss Situation Action Drive superiority by maximizing balance between taste and perceptual cues Develop compelling total brand taste positioning and communicate to consumers behind business building support levels Product Palatability in 5.5 oz. just recently improved from significant loser to almost parity Continue to increase behind meaningful product improvements Positioning has become ambiguous and value driven, with minimal support Priced as value brand below key competition even with two recent price increases Packaging converted to 4-pack in 1998 despite consumer need for variety Placement has slipped without the introduction of new items 9Lives Wet Plan

1990 1992 1994 1996 1998 2000 Dog 0.85 1 1.02 1.2 1.3 1.4 Cat 0.006 0.008 0.008 0.11 0.13 0.1 0 0 0 0 0 0 Pet Snacks Sales Source: Heinz Internal Estimates 4.7% CAGR Dog Cat $Bn 4.3% CAGR 9.6% CAGR Consumers seeking convenience and indulgence are driving volume growth in snacks category Pet owners increasingly seeing pets as companions and are willing to pamper them with snacks All Pet Snacks segments are experiencing growth, led by Soft & Chewy and Rawhide Pet Snacks - Category Overview

Comprehensive pet snack product portfolio participating in the soft & chewy dog snacks, dog biscuits and cat snacks categories Leading premium brands (Pup-Peroni, Pounce) with high levels of consumer awareness Focus on Pup-Peroni product improvements and new products has driven top-line growth Jerky Treats Heinz Other Pup-Peroni Alpo Beggin Strips Private Label/Other Chart 7 11.5 21.5 5 23.1 32 Soft & Chewy Dog Snacks Pounce Whiskas Friskies Whisker Lickens Private Label/Other Chart 37 11 13 32 7 Cat Snacks Meaty Bone Milk Bone Iams Private Label/Other Chart 12 38 5 45 Dog Biscuits Source: ACNielsen F&M Dollar Sales 52 Weeks ended November 2, 2002 Pet Snacks - Brand Leadership

Situation Action Media support behind these businesses has been limited Differentiated new products, Nawsomes and Scooby have been a success. Discontinuous packaging (NawSomes!) is a proven driver of in market success Continue to increase investment, ensuring coverage across the entire Snacks portfolio Restoring Pup-Peroni product to Original Recipe drove +4.0 share point recovery. Cat Snacks differentiation vs. competitive set is limited Protect and communicate palatability superiority vs competition. Look for ways to differentiate Pounce May '01 and August '01 price increases carried us over key retail price cliffs (2.99) and were not followed by NP, widening the gap on key SKUs Get the shelf right and success will follow. Retail, retail, retail. Continue to strive for ubiquitous distribution 95% of category sales are generated "at the shelf" with FY02 +19% sales growth increase fueled by Alternate Channel growth We need to ensure the portfolio is adequately represented within all key price tiers Continue to launch new products behind innovative, trial generating packaging where financially and operationally feasible to do Pet Snacks Plan

Skippy: Invest in promotion to ensure velocity requirement to hold distribution Gravy Train: Regain clear everyday value palatability leadership Other non-strategic brands: Rationalize SKUs to reduce complexity Explore partnership opportunities Stabilize Non-Core Brands

Consolidated manufacturing as Centers of Excellence Closing of plants and divesting of can making operations has reduced fixed asset base by approximately $175MM Invested in manufacturing automation, with a strong focus on yields Topeka conversion costs down by -$3.2MM in FY02 Bloomsburg has delivered +$2.0MM in costs savings (FY01-FY02) via strong focus on scrap reduction Reduced inventory ($10MM) while improving customer fill rates (to 99.1%) SKUs reduced from +1500 in FY01 to 520 FY03 Outsourced Procurement eBid across all components The Pet Products Supply Chain has been Leveraged to Improve Margin Supply Chain

Product quality greatly improved Positions refocused against core reason for being - Taste Targeted product line innovation across line Trial and awareness levels higher behind increased support SKU lineup simplified behind rationalization Costs down across the supply chain Working capital significantly reduced We are confident FY03 will create a rock-solid foundation for future growth and execution of our core brand strategy Summary

Business Overview Seafood Donald J. Binotto

Industry Overview Company Overview $1.1Bn tuna market Stable overall category with volume shift to club/mass merchant channel Highly concentrated industry Opportunity to introduce innovation in category StarKist has #1 market share Lowest cost producer Clear innovator in the category Transforming the industry with Pouch Huge growth potential and higher margins Source: AC Nielsen 52 weeks ending 10/19/02 Market Share - Volume Seafood

StarKist Share Leadership Continues to Strengthen Source: ACNielsen Pouch is driving share as StarKist solidifies its first-mover advantage SK Other Total '01 0.405 '02 StarKist 0.394 FY03 YTD 0.406 FY03 YTD Bumble Bee 0.274 FY03 YTD Chicken of the Sea 0.175 FY03 YTD Private Label 0.098 Dollar Share All StarKist StarKist Pouch Total Bumble Bee Bumble Bee Pouch Chicken of the Sea Private Label 0.027 0.038 -0.029 0.004 -0.004 -0.001 Dollar Share Change - Last 12 Weeks Performance Assessment

Historical Financials FY00 to FY01 Bridge (1) NSV change - Can sales $30MM, business transferred to Heinz Europe/SA $29.5MM, CL1/2's $34MM and volume $21.0MM (2) Operating income before shared services, corporate charges, and other (income) expense (3) Source: ACNielsen, based on case volume Direct income changes reflect a restructured business, Pouch introduction, and fish costs at historic low levels, lowering retail prices Performance Assessment

We have since reduced our dependency on our lower margin, more price volatile products. In just 2 years, retail pouch is now the largest gross profit contributor FY01 1Q Volume Mix FY03 1Q Volume Mix FY03 1Q G.P. % FY01 1Q G.P. % Product Mix Improvement Performance Assessment

Lack of industry innovation Poor product quality Commoditization of category by producers and retailers Ability to mitigate supply-driven volatility Challenges Launch new products and packaging Aggressive marketing campaign to drive trial of pouch Improve product quality Shift mix to higher-margin products Continue supply chain optimization Strategy Continue growth of Pouch and the additional value-added products in pipeline, improving margin and reducing price volatility in the tuna category overall Work to upgrade promotions and pricing strategies to reduce current commodity oriented price fluctuations in chunk light halves segment, leveraging our 40%+ share Continue to improve upgraded supply chain structure to drive lower costs and higher product quality Strategic Objectives Seafood Overview

Value-added, premium product Quality and convenience Increased household penetration Increased tuna usage Leverage StarKist brand equity Consumer Impact Financial Impact Trade Impact Innovation Driving New Category Potential and StarKist Success of Pouch followed by strong pipeline of new products Increased margins Category sales growth/reduced volatility Renewed investment in category Driving StarKist margins First mover advantage Margin on Pouch is 10 percentage points higher than the average The Pouch

We have Driven Change inside the Store as Well Category growth can be rejuvenated Enthusiasm from the trade and consumer indicates that category can be transformed Consumer shopping the category believed all canned tuna was alike October 20, 2000 Today Lead Innovation

Strong Consumer Response - Incremental Volume SOURCE OF VOLUME New Category Buyers 0.053 Category Expansion 0.096 Competitive Brand Shifting 0.469 1/2's 0.28 Shelf Sizes 0.05 Specialty/ Kits/Salad 0.05 Source of StarKist Pouch Volume Gain (2) New Volume to the Category Source: (1) Source: ACNielsen (2) Source: ACNielsen, 68-weeks ending 1/5/02 vs. prior period Strong consumer response Trial building (19.2%), but upside remaining 50% repeat purchase Incremental volume of 62% New usage increase of 15% Incremental volume shift to StarKist - 47% Trade up from less profitable 1/2s - 28% % cumulative trial penetration StarKist Pouch Trial Penetration (1) 19.2 12.0 1.5 0% 5% 10% 15% 20% 25% 10/14/2000 9/15/2001 9/14/2002 Convert the Consumer

Source: ACNielsen Future Increased Media Spend will Further Drive Penetration FY02 media spending $5MM New Del Monte Plan: $16MM The Pouch has proved very responsive to media support Total STARKIST POUCH (Pouch, LTG & TC) Convert the Consumer

We have also made enormous strides simplifying our supply chain October 15, 2000 A. Converted Ecuador can making into a "co-maker" relationship ($42MM) Supply Chain Transformation April 15, 2001 B. Closed Caribe ($56MM) April 30, 2001 C. Divested the fishing fleet ($62MM) May 1, 2001 D. Maximized Samoa ($0) Current E. Reduced inventory $76MM since January 1, 2001. * *Direct O.I. Supply Chain

We are well situated with manufacturing bases in areas with low labor cost and beneficial duty structures which span both the Western Tropical Pacific and Eastern Tropical Pacific fisheries Supply Chain

Fish Conversion Other Exp. Duties & Taxes Total Ecuador Pre-ATPA Thailand - RS 2374 406 413 354 3546 Samoa 2156 827 494 27 3504 Ecuador - Current 2159 311 469 419 3358 Ecuador ATPEA 2159 311 469 2939 Fish Conversion Other Exp. Duties Total Samoa 754 914 431 -26 2073 Thailand - CMC 963 381 376 189 1909 Ecuador - Current 746 375 440 229 1790 Ecuador ATPEA 746 375 440 1561 $/RTE Fish Conversion Other Exp. Duties & Taxes Total Thailand - Current 866 283 524 226 1899 Mexico 799 476 482 113 1870 Ecuador - Current 773 267 501 255 1797 Samoa 782 366 431 39 1617 Chunk Light Halves 7 oz Light Meat Pouch $/RTE Fish Conversion Other Exp. Duties & Taxes Total Ecuador Pre-ATPA Thailand - Current 2755 220 478 347 3799 Ecuador - Current 2431 233 458 372 3493 Mexico 2435 431 442 161 3469 Samoa 2259 359 395 51 3063 $/RTE Solid White Halves 7 oz White Meat Pouch $/RTE Fish Conversion Transportation Duties & Taxes Low cost alternative given Samoa's low cost position and our ability to leverage benefits of ATPEA in Ecuador Supply Chain

Fixed Asset Base Assets in $MM - Downsize Caribe - Sale of boat assets - Sale of can assets - Sale of Ecuador assets - Closure of Caribe $236 $197 $106 $71 $0 $50 $100 $150 $200 $250 FY99 FY00 FY01 FY02 Since FY99 we have reduced our conversion cost by approximately 20% At the same time we decreased our fixed asset base by approximately 70% Continued Focus on Reducing Supply Chain Costs Supply Chain

Fleet divestiture - move from a purveyor and market maker of tuna prices to a purchaser Hunting to harvest - recent macro trends in fishing on FADS have altered historical fishing techniques and supply dynamics WTP vs. ETP Fishery - fishermen utilizing FADS in WTP have established a more efficient supply chain resulting in more stable prices Climatic conditions - volatility has now been reduced to severe climatic changes Bangkok SJ 4-7.5 Prices (SKSF Estimates) ($ per short ton) 0 200 400 600 800 1,000 1,200 Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec 2001 2002 0 200 400 600 800 1,000 1,200 Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec 1996 1997 1998 1999 2000 Several Recent Macro Trends Now Stabilizing Tuna Prices Minimize Fish Cost Volatility

Lack of advertising support in category and for StarKist Historical lack of product and packaging innovation Use of category as loss- leader Increase StarKist media investment Successful Pouch introduction Full new product pipeline Reinvigorated trade spending and focus on category growth and dollar contribution Focus on value-added products Industry-wide decline in quality Increase core can quality Increase growth of value-added products SOI Initiative Historical Today/Tomorrow Consumer Innovation Trade Quality Seafood Strategy Going Forward

Business Overview Soup & Infant Feeding Rick Wolford

Strategic Objectives Grow a broader, more balanced corporate brands portfolio of increasing profitability Expand private label share of soup category overall Expand distribution of RTS product offering Evaluate additional product offerings Relaunch re-energized brand of Infant Feeding providing a continuum of products from infant through toddler leveraging the Del Monte brand Revitalize our position as a leading regional supplier of Broth-related cooking solutions Implement a focused, more streamlined supply chain Soup & Infant Feeding

Strong private label growth of 8.2% Opportunity to increase penetration in category Private label share only 12.6% Growth driven by ready-to-serve (+1.9 pts in FY02) Industry Overview Vegetables Fruit Cooking Oil Solid Tomatoes Syrups Ketchup Canned Pasta Soup 42.4 38.1 36.2 31.6 31.6 20.9 16.1 12.6 Private Label Penetration (as % category) Source: IRI as of April 21, 2002 Private Label Soup

Broth Condensed - Cooking Condensed - Eating Ready-To-Serve Chart 10.4 39.8 37.2 12.6 #1 private label competitor with 73% share of category Products include premium soups, ready-to-eat soups, condensed soups and broth Company growth greater than growth in the category High margin business due to Campbell's "price umbrella" Company Overview Heinz Campbell's Progresso Other Private Label Other Branded Chart 8.2 58.9 11 4 17.6 2001 Soup Market Share Source: AC Nielsen Campbell 59% 2002E Business Composition Source: Heinz sales estimates Progresso 11% Private Label Soup

Ahold USA, Inc. ublix Key Customers Private Label Soup

Category has grown at a 1.5% CAGR from 1997-2001 Expected growth of 4.1% over next four years, primarily from increasing prices Market is dominated by Gerber, with a 72% share Remaining share split between Heinz (17%) and Beech-Nut (11%) Customers carry Gerber and either Heinz or Beech-Nut Industry Overview Prepared Food Other Baby Food Milk Formula Dried Food Chart 20.1 2.2 73.6 4.1 Sales by Product Gerber Heinz Beech-Nut Chart 71.5 16.4 11.4 Infant Feeding Market Share Source: Euromonitor for 2000 Source: AC Nielsen 52-weeks ended 7/13/02 Infant Feeding

FY04-FY06 Key Strategies New Del Monte will manufacture and distribute prepared baby foods and juices primarily under the Nature's Goodness brand Relaunch base brand using Del Monte branding Partner with the trade - strategic partner with Wal-Mart Strengthen later stage segment via "up aging" strategy Re-establish early stage segments Infant Feeding

Strong regional branded position Approximately 40% share in core Northeast markets A 10-35% share in non-core markets National share #2 after Swanson Cooking broth category healthy with high-margin structure demonstrating positive growth over last 3 years Recent discontinued emphasis on Boston Market brand in core markets has created negative share trends Overview College Inn Broth

FY04-FY06 Key Strategies Fix the fundamentals in the core markets Lead category management initiatives as broth expert Encourage increased penetration via package/promotion innovation Expand into new markets College Inn Broth

Integration Plan Rick Wolford

Positive Factors Facilitating Integration Integration Overview Scaleable Del Monte infrastructure Operating similarities facilitate combination of businesses Business unit management expertise continuity Well defined individual business units Strong cooperation between Del Monte and Heinz

Guiding Principles To ensure a fully functional, combined business on Day 1 Link to provide management control and visibility for all business processes To achieve complete integration post Day 1 Utilize a planned timeline which drives the expected synergies and efficiencies Minimize downside risk to business IT integration will be phased to optimize full business integration while minimizing systems conversion risk

Three Phase Process Guiding Principles Separation - establish a standalone business structure Separate Del Monte East business functions and processes from Heinz North America Clone existing Heinz systems to simplify separation; test thoroughly Linkage leading to Day 1 Define and communicate organization structure, guiding principles and management process for merged company Execute a seamless change for customers Complete plans for full integration Day 1 to full integration Operate and manage as single company Day 1 Implement the full integration plan Capture synergies

Chairman of the Board, Chief Executive Officer & President Managing Director Del Monte Brands Managing Director Pet Products Managing Director Seafood Managing Director Soups and Infant Feeding Business Units: Functional Platform: Chief Operating Officer Manufact- uring Distribut- ion Purchasing Technol- ogy Chief Financial Officer, EVP Admin Treasury Finance IT HR Legal EVP Sales Field Sales Customer and Channel Teams Customer Marketing Current Platform with Same Functionality/Expanded Capacity Business Units will be Supported by Functional Management Expertise

End State Single systems platform Most effective systems environment Interim Integration Realization of synergies Respond to needs of user, customer and supplier Day1 DME systems platform DMW systems platform Risk mitigation for business continuity Enough linkage and visibility to run the business Cloned and operational from Heinz Phased process by process solutions and/or migrations Systems Migration will Happen in Several Phases

Summary Del Monte East/Heinz separation successful Transition teams actively engaged in linking businesses together for Day 1 Plans being finalized to achieve end-game integration Organization design complete and communicated to provide focus on current business performance and the full integration of functional processes Significant momentum and excitement across the business in anticipation of deal closure Attention continues to be focused on ensuring base business performance of both businesses prior to close

Financial Review Dave Meyers

2.4% revenue growth in line with guidance and plan Inventory reduction on plan Exceeded free cash flow and debt reduction targets Core Business Results on Track Exceeded EPS expectations by 7% Del Monte FY02 Results

Summary of Earnings (1) Net Sales $1,291.4 $1,323.7 2.5% $1,339.5 Gross Profit $284.4 $291.5 2.5% $297.6 % Margin 22.0% 22.0% 22.2% EBITDA $176.9 $160.5 (9.3)% $165.8 % Margin 13.7% 12.1% 12.4% EPS $0.95 $0.91 (4.2)% $0.85 2001 2002 ($ in Millions) (1) Excludes one-time charges and credits (2) FY02 over FY01 2002 AOP Fiscal Year Ending June 30, % Growth (2) Del Monte FY02 Results

FY02 AOP EBITDA $165.8 Variances: Volume/Mix (8.9) Price 2.8 Product Cost (1.3) Marketing and Other 2.1 FY02 Actual EBITDA $160.5 ($ in Millions) EBITDA Reconciliation Del Monte FY02 Results

($ in Millions) Cash Flow Summary (1) Excludes acquisitions and one-time charges and credits Del Monte FY02 Results

($ in Millions) Debt Structure Del Monte FY02 Results

Summary of Earnings (1) Net Sales $1,833.2 $1,817.0 (0.9)% Gross Profit $620.4 $586.2 (5.5)% % Margin 33.8% 32.3% Operating Income (2) $314.7 $266.3 (15.4)% % Margin 17.2% 14.7% EBITDA $389.6 $326.2 (16.3)% % Margin 21.2% 18.0% 2001 2002 % Growth ($ in Millions) (1) Excludes one-time charges and credits (2) Operating income before other (income) expense Fiscal Year Ending April 30, Heinz Businesses FY02 Results

SEAFOOD $6 million in increased promotional spending $9 million unfavorable comparison to 1Q 2002 - abnormally low cost inventory $7 million adjustment to prior period estimate of trade promotions PET PRODUCTS Volume decline of 16.7% Promotional activity at the end of FY02 Announced price increase in 9Lives at end of FY02 Managed reduction in low margin private label business Heinz Businesses 1Q Reconciliation

1Q FY02 69.8 1Q FY03 47.5 2Q FY03 73 3 ($ in millions) $69.8 $47.5 (1) Including corporate charges $73.0 - $77.0 Announced Range Press release announced 2Q FY03 at or above 2Q FY02 reflecting positive trends Heinz Businesses Quarterly Operating Income (1)

LTM EBITDA Build-Up ($ in millions) (1) As of September 30, 2002 for Del Monte and July 31, 2002 for Heinz Businesses (2) Excludes certain non-recurring charges and credits LTM Pro Forma EBITDA

Summary Synergies Analysis $16-18MM $10MM savings on transportation costs, mode mix and backhaul $3-5MM cost reduction through increased direct factory shipping $2MM of cost reduction through DC consolidation $7-10MM $3MM of cost savings through equal pricing of same spec Silgan cans $7MM savings on other packaging costs through e- procurement $10-14MM $6-8MM savings from relocation of Muscatine soup production to Mendota or Hanford $4-6MM savings from shared best practices and other sources $2-4MM $3MM savings from aggregate 0.3% broker commission rate reduction (2.0% vs. 1.7%) $9-10MM $7MM reduction in IT expenses Savings from headcount reduction in Finance, Admin/HR, R&D, Ops and Procurement Vendor contract renegotiations Range: Assumptions: Distribution Procurement Manufacturing Sales SG&A Synergies Sum of range: $44-56MM

Summary Rick Wolford

Del Monte Brands Stable performance based on share leadership position with growth upside in specific product segments through innovation Pet Products Benefit from growth reflecting positive category trends and competitively well positioned brands after rationalizing business base with sharpened strategic focus and adequate resource investment (people and dollars) to support growth Seafood Realize top-line growth and margin expansion through continued development of value- added Pouch products, improved category promotional disciplines in chunk light halves segment and through continued upgrade of supply chain Soup/Infant Feeding Realize top-line and margin growth by maintaining our share while expanding overall private label's share of soup category and, as well, by growing volume through expanding core market share in high margin College Inn broth business Benefit from growth in Infant Feeding by leveraging Del Monte brand and up-aging product offering Portfolio Assessment - Each Business Provides Specific Contribution Maximize Portfolio Performance

Competitively well positioned in U.S. retail grocery market Leverages Del Monte's U.S. retail go-to-market platform Combination will enable full potential of entire portfolio to be realized, including under-performing businesses Seasoned management team Overview - New Del Monte Premier Mid-Cap Food Company

Credit Highlights Strong brands with multiple #1 share positions in large, attractive categories Center-store powerhouse well positioned to benefit from retail industry consolidation Realize significant and achievable synergies driven by business similarities Strong cash flow leads to rapid delevering Premier mid-cap food company with strong balance sheet enhances access to capital Proven management team

Review of Credit Facilities Matthew Lyness

Ownership and Operating Structure Credit Facilities and Floating Rate Notes

Borrower: Del Monte Corporation Facilities: $1,400 million in Senior Secured Credit Facilities Revolver: $350 million 6-Year Revolving Credit Facility Term Loan A: $250 million 6-Year Term Loan A Term Loan A1: $300 million 6-Year Term Loan A1 Term Loan B: $500 million 8-Year Term Loan B $300 million in Senior Secured Floating Rate Notes Senior Secured Notes: $300 million 5-Year non-call, 8.5-Year Senior Secured Floating Rate Note Purpose: Distribution to Heinz Refinance the existing Del Monte credit facilities Pay related fees and expenses Finance working capital and general corporate purposes Guarantors: Del Monte Foods Company (the Parent) Material domestic subsidiaries Summary of Terms and Conditions Credit Facilities and Floating Rate Notes

Summary of Terms and Conditions Security: Stock of Borrower Stock of material domestic subsidiaries 66% of stock of material foreign subsidiaries Tangible and intangible assets of Borrower Financial Covenants: Maximum Total Average Leverage Ratio Minimum Fixed Charge Coverage Ratio Minimum Cash Interest Coverage Ratio Initial Pricing: Revolver LIBOR + 3.50% Commitment Fee 0.50% Term Loan A LIBOR + 3.50% Term Loan A1 LIBOR + 3.50% Term Loan B LIBOR + 4.00% Senior Secured Notes LIBOR + 4.25% Mandatory Prepayments: 50% of excess cash flow 100% of asset sales 100% of debt issuance Credit Facilities and Floating Rate Notes

November 21st Retail Lenders Meeting December 12th Commitments Due December 12th Documentation Distribution to Lenders December 17th Comments Due on Credit Agreement December 20th Transaction Closing Syndication Timetable Note: Shaded box denotes important dates; unshaded box denotes holidays Credit Facilities and Floating Rate Notes

Questions and Answers Public Investors